FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For April 20, 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated April 20, 2016 – ARM Holdings PLC Reports Results for the First Quarter 2016

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2016

ARM HOLDINGS PLC

By: /s/ Chris Kennedy

Name: Chris Kennedy

Title:   Chief Financial Officer

Item 1

ARM HOLDINGS PLC REPORTS RESULTS FOR THE FIRST QUARTER 2016

A conference call discussing these results will be audiocast today at 09.30 BST at www.arm.com/ir

CAMBRIDGE, UK, 20 APRIL 2016 — ARM Holdings plc [(LSE: ARM); (NASDAQ: ARMH)] announces its unaudited financial results for the first quarter ended 31 March 2016.

Q1 2016 – Financial Summary	Normalised*			IFRS
	Q1 2016	Q1 2015	% Change	Q1 2016	Q1 2015	% Change
Revenue ($m)	398.0	348.2	14%	398.0	348.2	14%
Revenue (£m)	276.4	227.5	22%	276.4	227.5	22%
Operating expenses (£m)	132.9	100.0	33%	157.0	115.4	36%
Operating margin	48.6%	51.7%		39.7%	44.6%
Profit before tax (£m)	137.5	120.5	14%	112.0	103.4	8%
Earnings per share (pence)	8.2	7.1	15%	6.5	6.0	8%
Net cash generation (£m) **	80.6	68.5
Effective fx rate for revenue (£/$)	1.44	1.53
*	Normalised figures are based on IFRS, adjusted for acquisition-related charges, share-based payment costs, share of results of joint ventures, intangible amortisation and profit on disposal of investments. For reconciliation of IFRS measures to normalised non-IFRS measures detailed in this document – see notes 5.7 and 5.8.
**	Net cash generation is defined as movement on cash, cash equivalents, short-term and long-term deposits and similar instruments less interest accrued, adding back dividend payments and share buy-backs, investment and acquisition consideration, other acquisition-related payments, share-based payroll taxes, investment in and loans to joint ventures, payments to Linaro, and deducting inflows from share option exercises and proceeds on disposal of investments – see notes 5.3 to 5.6.

Q1 2016 Financial Summary

•	Group revenues in US$ up 14% year-on-year (£ revenues up 22% year-on-year)

•	Processor royalty revenues in US$ up 15% year-on-year, outperforming the industry by 18pp1

•	Normalised operating expenses were impacted by weaker sterling; at constant exchange rate normalised operating expenses were 2% higher than Q4 2015, and around the top end of the guidance range[2]

•	Normalised PBT and EPS up 14% and 15% year-on-year respectively

Progress on long-term growth drivers in Q1 2016

•	Growth in adoption of ARM® processor technology

o	39 processor licences signed by a broad range of companies, including leading semiconductor vendors and OEMs

o	Target applications included mobile computing, automotive, networking infrastructure and servers

•	Strong demand for ARM’s most advanced technology

o	8 licences signed for ARM Cortex-A technology for high-performance and highly efficient application processors

o	2 Mali™ multimedia processor licences signed, including licences for advanced graphics and display processors

o	ARM extended long-term agreements with two leading foundries to cover a wider range of physical IP technologies from 55nm to 14nm

•	Growth in shipments of chips based on ARM technology

o	4.1 billion ARM-based chips shipped, up 10% year-on-year

o	ARMv8-A, octacore and Mali penetration increased in smartphones, driving a higher royalty per mobile device

o	Continuing growth in chips for networking infrastructure, up 10% year-on-year

o	ARM-based microcontrollers and smartcards up 20% year-on-year

o	50% of physical IP royalty generated from leading-edge nodes from 28nm to 14nm as ARM technology is increasingly used in semiconductor companies’ most advanced chips

Outlook

At the start of 2016, ARM has seen its current technology gaining share in target end-markets, and strong demand for our next generation of products from a wide range of companies. The licensing pipeline for the rest of the year is robust, with leading companies looking to license ARM technology for their next generation products. We expect that ARMv8-A technology will continue to penetrate in mobile and enterprise markets, and the higher royalty rate earned on these products will underpin future royalty revenues.

Macroeconomic uncertainty remains, and could influence consumer and enterprise spending in 2016, potentially impacting semiconductor sales and industry confidence. Based on current conditions in the semiconductor industry, we expect Group dollar revenues for the full year to be in line with market expectations

____________________

1 Relevant industry revenues were down 3%, World Semiconductor Trade Statistics, April 2016

2 Removing translational FX impact and a £2m charge related to the revaluations of monetary items due to the weaker sterling (see page 4 for details)

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Simon Segars, Chief Executive Officer, said:

“Devices are increasingly being improved by first becoming digital, and then smart, and then connected. This is generating huge amounts of data that needs to be protected, transmitted, managed and stored across the internet. These trends are creating fantastic opportunities for ARM and our Partners. They are driving our licensing, as more companies need access to smart processors to build intelligence into more products, and they will drive future royalty revenue as more consumers and enterprises choose to buy smarter and more connected products.

At our Capital Markets Day in September, we announced a step-up in our investment plans to accelerate share gains in markets such as networking infrastructure and servers, and to create new products that will take advantage of opportunities in the Internet of Things (IoT). In line with those plans we have increased investment in R&D as we develop the next generation of processor, physical IP and on-chip systems technologies. We have also increased investment in support of our ecosystem partners; and we are assisting OEMs and end-users to test and build ARM-based systems, especially in new markets. The future returns on these investments remain in line with our expectations. They will drive our future royalty and license revenue growth, and enable us to extend our opportunities and to create new revenue streams.”

Q1 2016 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	Q1 2016	Q1 2015	% Change	Q1 2016	Q1 2015	% Change
Technology Licensing
Processors	135.3	109.3	24%	92.1	71.0	30%
Physical IP	13.0	23.9	-46%	8.7	15.6	-44%
Total Technology Licensing	148.3	133.2	11%	100.8	86.6	16%
Technology Royalty
Processors	191.9	167.5	15%	135.5	110.1	23%
Physical IP	23.8	17.2	39%	16.9	11.4	48%
Total Technology Royalty	215.7	184.7	17%	152.4	121.5	25%
Software and Tools	19.6	14.7	34%	13.6	9.6	42%
Services	14.4	15.6	-7%	9.6	9.8	-2%
Total Revenue	398.0	348.2	14%	276.4	227.5	22%

***	Dollar revenues are based on the Group’s actual dollar invoicing, where applicable, and use the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Over 95% of invoicing is in dollars.

Contacts:
Sarah West/Ambre Tanty-Lamothe	Ian Thornton/Phil Sparks
Brunswick +44 207 404 5959	ARM Holdings plc +44 1223 400400

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Financial review

(IFRS unless otherwise stated)

Total revenues

Total dollar revenues in Q1 2016 were $398.0 million, up 14% versus Q1 2015. Q1 sterling revenues of £276.4 million were up 22% year-on-year.

Licence revenues

Total dollar licence revenues in Q1 2016 increased by 11% year-on-year to $148.3 million, representing 37% of Group revenues. Licence revenues comprised $135.3 million from processor licences and $13.0 million from physical IP licences. Processor licence revenue was up 24% year-on-year driven by 39 processor licences signed. Physical IP was down 46% year-on-year mainly due to the timing of engineering milestones linked to revenue recognition on contracts for the next generation of advanced physical IP.

Group order backlog at the end of Q1 2016 was down approximately 5% sequentially.

Royalty revenues

Total dollar royalty revenues in Q1 2016 were up 17% on Q1 2015 at $215.7 million, representing 54% of Group revenues.

Royalty revenues comprised $191.9 million from processors and $23.8 million from physical IP. Processor royalty revenue grew 15% year-on-year, reflecting continuing market share gains, and the increasing proportion of ARMv8-A processor-based chips in mobile computing and enterprise devices. Physical IP royalty revenue grew 39% year-on-year due to the increase in shipments of wafers using ARM’s physical IP at advanced nodes.

Relevant industry revenues were down 3% over the corresponding shipment period (i.e. calendar Q4 2015 compared to calendar Q4 2014).

Other revenues

Sales of software and tools in Q1 2016 were $19.6 million, an increase of 34% year-on-year. Part of the year-on-year increase is the inclusion of revenues from the acquisition of Carbon Design Systems in Q3 2015. Service revenues were $14.4 million in Q1 2016, down 7% year-on-year. Together revenues from software and tools and services represented 9% of Group revenues.

Gross margins

Normalised gross margins in Q1 2016 were 96.7% compared to 96.5% in Q4 2015 and 95.6% in Q1 2015.

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Operating expenses and operating margin

Normalised income statements for Q1 2016 and Q1 2015 are included in notes 5.7 and 5.8 below which reconcile IFRS to the normalised non-GAAP measures referred to in this earnings release. Non-GAAP measures have been presented as we believe that they allow a clearer comparison of operating results.

Normalised operating expenses were £132.9 million in Q1 2016 compared to £123.9 million in Q4 2015 and £100.0 million in Q1 2015. Approximately £27m of the year-on-year increase in normalised operating expenses was due to ongoing investments in R&D and supporting business infrastructure, which included a 20% year-on-year increase in the headcount of the Group and an annual pay-rise. The remaining £6m is due to the impact of weaker sterling. The change to effective exchange rates increased normalised operating expenses by £4m as a result of the translation of non-sterling costs into sterling; and a further £2 million relates to the revaluation of monetary items. Since over 95% of ARM’s revenues are dollar denominated, the impact on operating expenses from a weaker sterling is more than offset by the increase in sterling revenue.

Removing the foreign exchange impact on translation and the revaluation of monetary items, normalised operating expenses were 27% higher than Q1 2015, 2% higher than Q4 2015, and around the top end of the guided range.

Normalised operating expenses in Q2 2016 (assuming effective exchange rates similar to current levels of 1.42 GBP/USD) are expected to be similar to Q1 2016, in the range £130-133 million.

Normalised operating margin was 48.6% in Q1 2016, compared to 50.5% in Q4 2015 and 51.7% in Q1 2015.

Normalised research and development expenses were £68.1 million in Q1 2016, representing 25% of revenues, compared to £60.7 million in Q4 2015 and £47.8 million in Q1 2015. Normalised sales and marketing expenses were £24.9 million in Q1 2016, representing 9% of revenues, compared to £26.8 million in Q4 2015 and £21.6 million in Q1 2015. Normalised general and administrative expenses were £39.9 million in Q1 2016, representing 14% of revenues, compared to £36.4 million in Q4 2015 and £30.6 million in Q1 2015.

Total IFRS operating expenses in Q1 2016 were £157.0 million (Q1 2015: £115.4 million) including share-based payment costs and related payroll taxes of £19.7 million (Q1 2015: £18.7 million), amortisation of intangible assets and other acquisition-related charges of £4.4 million (Q1 2015: £2.4 million) and profit on disposal of investments of £nil (Q1 2015: £5.7 million). Total share-based payment costs and related payroll tax charges of £20.3 million in Q1 2016 were included within cost of revenues (£0.6 million), research and development (£13.9 million), sales and marketing (£3.0 million) and general and administrative (£2.8 million).

Earnings and taxation

Normalised profit before tax in Q1 2016 was £137.5 million compared to £120.5 million in Q1 2015. After including acquisition-related and share-based payment costs, intangible amortisation, profit on disposal of investments and share of results of joint ventures, IFRS profit before tax was £112.0 million in Q1 2016 compared to £103.4 million in Q1 2015.

The Group's effective normalised tax rate was 15.1% in Q1 2016 (IFRS: 18.3%). ARM’s full-year normalised effective tax rate in 2016 is expected to be about 15%.

In Q1 2016, normalised fully diluted earnings per share were 8.2 pence (35.5 cents per ADS3) compared to 7.1 pence (31.7 cents per ADS) in Q1 2015. IFRS fully diluted earnings per share in Q1 2016 were 6.5 pence (27.8 cents per ADS) compared to 6.0 pence (26.7 cents per ADS) in Q1 2015.

Balance sheet

Intangible assets at 31 March 2016 were £760.7 million, comprising goodwill of £671.0 million and other intangible assets of £89.7 million, compared to £650.7 million and £92.0 million respectively at 31 December 2015.

Total accounts receivable were £224.9 million at 31 March 2016, compared to £183.7 million at 31 December 2015; see note 3 for more information.

Cash flow

Normalised cash generation in Q1 2016 was £80.6 million. Net cash at 31 March 2016 was £1,005.9 million, compared to £950.9 million at 31 December 2015. ARM intends to continue its share buyback programme in order to maintain a flat share count over the medium term. In Q1 2016, 2.0 million shares were bought back at a total cost of £18.3 million.

____________________
3 Each American Depositary Share (ADS) represents three shares.

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Technology Licensing

Processor licensing

Thirty-nine processor licences were signed in Q1 2016 reflecting the ongoing demand for ARM’s latest technology. Included within the 27 companies signing licences were some of the largest semiconductor companies and OEMs who are continuing to develop their future products on ARM technology, and there were sixteen companies acquiring their first ever ARM processor licence.

Eight of the licences signed were for ARM’s Cortex-A series processors, mainly for use in smartphones, networking infrastructure and secure server applications.

Twenty-two of the licences signed in Q1 were for Cortex-M class processors for use in the key components of smart connected devices: microcontrollers, smart sensors and low-power wireless communication chips. Two of these licences were for next-generation processors, codenamed Teal and Grebe, that are designed for energy-efficient and secure embedded applications from smart automotive to wearable technology.

Five of the licences were for Cortex-R class processors for use in real-time embedded applications including next-generation modems, high-end camera equipment, storage, and automotive applications.

ARM signed two licences for its Mali multimedia processors which are used in devices with graphics displays, such as smartphones, mobile computing devices, digital TV and automotive applications.

Q1 2016 and Cumulative Processor Licensing Analysis

	Existing Licensees	New Licensees	Quarter Total	Cumulative Total†
Classic ARM*		2	2	500
Cortex-A	6	2	8	249
Cortex-R	2	3	5	69
Cortex-M	13	9	22	378
Mali**	2		2	133
Architecture				19
Subscription***				13
Total	23	16	39	1,361
*	Includes ARM7, ARM9, ARM10 and ARM11

**	Includes one company taking their first Mali graphics licence

***	Includes CPU and Mali subscription licences

†	Includes all extant licences that are expected to generate royalties

Physical IP licensing

ARM’s physical IP is used by fabless semiconductor companies to implement their chip designs. Platform licences are royalty bearing licences that enable foundries to manufacture chips using ARM’s physical IP. Each foundry requires a platform licence for each process node. ARM has signed more than one hundred platform licences with leading foundries, from 250nm to 7nm. During the quarter ARM signed significant agreements with two leading foundries, including UMC, which extended our existing relationship to cover a greater range of technologies.

Currently ARM is developing new platforms from 40nm for smart sensors for the low-cost Internet of Things devices, to 7nm for advanced chips that will be used in consumer products and enterprise equipment and for future applications such as augmented reality and computer learning. ARM is also investing in program with leading foundries and EDA companies to develop physical IP for even more advanced nodes.

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Technology Design Wins and Ecosystem Development

Many leading technology companies have announced details of their ARM processor-based product developments in recent months. These included:

•	OPNFV (Open Platform for Network Function Virtualisation) announced the availability of its latest software (codenamed Brahmaputra) including support for ARM based networking equipment

•	ENEA opened the “Pharos Lab” to provide software developers and operators with compliance testing capability for networking applications on ARM-based systems

•	Broadcom announced its 5G-HD WiFi chip, based on ARMv8-A technology, for enterprise access points at high-traffic venues like airports, stadiums, convention centers, and university campuses

•	SK Telecom in Korea, Orange and Bouygues Telecom in France, Swisscom in Switzerland and Tata Communication in India announced plans to deploy nationwide Low Power Wide Area (LPWA) LoRa networks creating huge opportunities for the deployment of millions of ARM-based IoT devices.

•	Mobile Network Operators, including Vodafone, Deutsche Telekom, Telefonica, China Mobile, Eisalat, KDDI, AT&T, and Verizon Wireless, are progressing trials of LPWA solutions in licensed spectrum. These technologies include Narrow Band (NB-IoT), Extended Coverage EGPRS (EC-EGPRS) and LTE Machine Type Communication (Cat-M) driving growth of millions of ARM-based mobile operator-connected IoT devices.

•	HP Enterprise announces that they are using ARM’s mbed IoT Device Platform to manage networks of connected applications for industrial automation, smart cities, environmental monitoring and smart lighting.

•	Multiple partners announced new ARM’s chips for IoT devices including NXP, Renesas, and STMicroelectronics

•	Several OEMs announced new ARM-based server products including Gigabyte (based on Cavium ThunderX), Soft Iron and Silver Linings (both based on AMD A1100)

More partner announcements can be found on the ARM website at www.arm.com/news.

Technology Royalties

Processor royalties

Q1 royalty revenue was generated from the shipment of 4.1 billion ARM processor-based chips, up 10% year-on-year.

Growth in the number of ARM-based chips shipped into embedded applications continued, with particularly strong growth in ARM-based chips for automotive applications, smartcards, smart sensors and power management chips.

Q1 2016 Processor Unit Shipment Analysis

Processor Series	Unit Shipments	Market	Unit Shipments
Classic*	32%	Mobile and connectivity	45%
Cortex-A	18%	Home	4%
Cortex-R	6%	Enterprise	12%
Cortex-M	44%	Embedded	39%

* Includes ARM7, ARM9, ARM10 and ARM11

Increasing the royalty revenue opportunity per chip

During the quarter, 20 companies reported that they had shipped a total of 280 million ARMv8-A based chips. Of these approximately 100 million chips contained a high number of cores, enabled by ARM big.LITTLE technology. ARMv8-A based chips are being deployed in smartphones, tablets, other consumer electronic devices, enterprise networking equipment and servers.

Mali, ARM’s multimedia processor had a strong quarter with 27 companies now shipping application processors containing a Mali graphics processor. Most Mali graphics processors are found in chips containing an ARM Cortex-A class processor, increasing the royalty percentage per chip.

ARM’s physical IP dollar royalty revenue in Q1 2016 was up 38% year-on-year, with around 50% of royalty revenues generated from wafers manufactured at advanced nodes from 28nm to 14/16nm.

People

At 31 March 2016, ARM had 4,064 full-time employees, compared with 3,975 at 31 December 2015, and 3,397 at the end of 31 March 2015. At the end of Q1 the Group had 1,609 employees based in the UK, 935 in the US, 654 in Continental Europe, 541 in India and 325 in the Asia Pacific region.

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Principal risks and uncertainties

The principal risks and uncertainties faced by the Group in 2016 are included within the “Risk management” section of the 2015 Annual Report and Accounts filed with Companies House in the UK. Details of other risks and uncertainties faced by the Group are noted within the Annual Report on Form 20-F for the year ended 31 December 2015 which is on file with the Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov. There have been no changes to these risks that are expected to materially impact the Group. These risks include but are not limited to: ARM's quarterly results may fluctuate significantly and be unpredictable which could adversely affect the market price of ARM ordinary shares; general economic conditions may reduce ARM's revenues and harm its business; we depend largely on a small number of customers and products; failure by ARM to achieve the performance under a licence or failure of a customer to make an obligated milestone payment could materially impact our revenues; we operate in an intensely competitive industry and our customers may choose to use their own or competing technology; ARM has grown its operations significantly over recent years and ARM’s business could be adversely impacted if these changes are not managed successfully; ARM's technology is used in a wide range of electronic products, any bug or fault in our technology could lead to significant damage to our brand and reputation; ARM may have to protect its intellectual property or defend the technology against claims that we have infringed others’ proprietary rights; and an infringement claim against ARM’s technology may result in a significant damages award which would adversely impact ARM’s operating results.

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ARM Holdings plc

Consolidated balance sheet - IFRS

	31 March	31 December
	2016	2015
	Unaudited	Audited
	£m	£m
Assets
Current assets:
Cash and cash equivalents	161.3	40.5
Short-term deposits and similar instruments	659.9	617.8
Embedded derivatives	10.6	6.9
Accounts receivable (see note 3)	224.9	183.7
Available-for-sale financial assets	32.9	23.1
Prepaid expenses and other assets	48.1	51.6
Current tax assets	19.1	22.9
Inventories: finished goods	1.6	1.8
Total current assets	1,158.4	948.3

Non-current assets:
Long-term deposits and similar instruments	189.9	298.0
Loans and receivables	4.1	6.0
Available-for-sale financial assets	11.9	11.6
Investment in joint venture	5.5	2.6
Prepaid expenses and other assets	1.7	1.4
Property, plant and equipment	58.9	61.6
Goodwill	671.0	650.7
Other intangible assets	89.7	92.0
Deferred tax assets	40.2	48.0
Total non-current assets	1,072.9	1,171.9
Total assets	2,231.3	2,120.2

Liabilities
Current liabilities:
Accounts payable	7.4	12.7
Fair value of currency exchange contracts	3.6	3.2
Accrued and other liabilities (see note 3)	83.0	100.7
Finance lease liabilities	4.4	5.2
Current tax liabilities	27.1	30.6
Deferred revenue	119.5	110.1
Total current liabilities	245.0	262.5

Non-current liabilities:
Accrued and other liabilities (see note 3)	5.5	6.3
Finance lease liabilities	5.1	6.1
Deferred tax liabilities	3.2	3.2
Deferred revenue	47.2	44.5
Total non-current liabilities	61.0	60.1
Total liabilities	306.0	322.6
Net assets	1,925.3	1,797.6

Capital and reserves attributable to owners of the Company
Share capital	0.7	0.7
Share premium account	27.2	27.2
Capital reserve	354.3	354.3
Share option reserve	61.4	61.4
Retained earnings	1,305.7	1,213.3
Revaluation reserve	25.4	17.7
Cumulative translation adjustment	150.6	123.0
Total equity	1,925.3	1,797.6

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ARM Holdings plc

Consolidated income statement – IFRS

	Quarter ended	Quarter ended
	31 March	31 March
	2016	2015
	Unaudited	Unaudited
	£m	£m

Revenues	276.4	227.5

Cost of revenues	(9.7)	(10.6)

Gross profit	266.7	216.9

Research and development	(86.3)	(62.4)
Sales and marketing	(28.0)	(25.0)
General and administrative	(42.7)	(28.0)

Total operating expenses	(157.0)	(115.4)

Profit from operations	109.7	101.5

Investment income, net	3.1	3.0
Share of results of joint venture	(0.8)	(1.1)

Profit before tax	112.0	103.4
Tax	(20.5)	(18.4)

Profit for the period	91.5	85.0

Earnings per share
Basic and diluted earnings	91.5	85.0

Number of shares (millions)
Basic weighted average number of shares	1,407.1	1,408.1
Effect of dilutive securities: Share options and awards	10.2	12.1
Diluted weighted average number of shares	1,417.3	1,420.2

Basic EPS (pence)	6.5	6.0
Diluted EPS (pence)	6.5	6.0

Diluted earnings per ADS (cents)	27.8	26.7

All activities relate to continuing operations.

All of the profit for the period is attributable to the equity shareholders of the parent.

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ARM Holdings plc

Consolidated statement of comprehensive income - IFRS

	Quarter ended	Quarter ended
	31 March 2016	31 March 2015
	Unaudited	Unaudited
	£m	£m

Profit for the period	91.5	85.0
Other comprehensive income*:
Currency translation adjustment	27.6	29.6
Unrealised holding gain on available-for-sale financial assets reclassified to income statement (net of tax of £1.1 million)	−	(4.3)
Unrealised holding gain on available-for-sale financial assets (net of tax of £2.2 million)	7.7	−
Other comprehensive income for the period	35.3	25.3
Total comprehensive income for the period	126.8	110.3

*These items may be reclassified to income statement if certain conditions are met.

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ARM Holdings plc

Consolidated statement of changes in shareholders’ equity – IFRS

		Share		Share			Cumulative
	Share	premium	Capital	option	Retained	Revaluation	translation
	capital	account	reserve*	reserve**	earnings	reserve***	adjustment	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2015 (audited)	0.7	24.9	354.3	61.4	991.8	4.3	90.9	1,528.3
Profit for the period	−	−	−	−	85.0	−	−	85.0
Other comprehensive income/(loss):
Currency translation adjustment	−	−	−	−	−	−	29.6	29.6
Unrealised holding gain on available-for-sale financial asset reclassified to income statement (net of tax of £1.1 million)	−	−	−	−	−	(4.3)	−	(4.3)
Total comprehensive income/(loss) for the period	−	−	−	−	85.0	(4.3)	29.6	110.3
Credit in respect of employee share schemes	−	−	−	−	16.9	−	−	16.9
Movement on tax arising on share options and awards	−	−	−	−	4.0	−	−	4.0
	−	−	−	−	20.9	−	−	20.9
At 31 March 2015 (unaudited)	0.7	24.9	354.3	61.4	1,097.7	−	120.5	1,659.5

At 1 January 2016 (audited)	0.7	27.2	354.3	61.4	1,213.3	17.7	123.0	1,797.6
Profit for the period	−	−	−	−	91.5	−	−	91.5
Other comprehensive income:
Currency translation adjustment	−	−	−	−	−	−	27.6	27.6
Unrealised holding gain on available-for-sale financial asset (net of tax of £2.2 million)	−	−	−	−	−	7.7	−	7.7
Total comprehensive income for the period	−	−	−	−	91.5	7.7	27.6	126.8
Purchase of own shares	−	−	−	−	(18.3)	−	−	(18.3)
Credit in respect of employee share schemes	−	−	−	−	20.1	−	−	20.1
Movement on tax arising on share options and awards	−	−	−	−	(0.9)	−	−	(0.9)
	−	−	−	−	0.9	−	−	0.9
At 31 March 2016 (unaudited)	0.7	27.2	354.3	61.4	1,305.7	25.4	150.6	1,925.3

*   Capital reserve. In 2004, the premium on the shares issued in part consideration for the acquisition of Artisan Components Inc. was credited to reserves on consolidation in accordance with Section 131 of the Companies Act 1985. The reserve has been classified as a capital reserve to reflect the nature of the original credit to equity arising on acquisition. This capital reserve is clearly distinguished from the share premium arising on share issues.

**  Share option reserve. The share option reserve represents the fair value of options granted on the acquisition of Artisan Components Inc. in 2004.

*** Revaluation reserve. The Group includes on its balance sheet equity investments, which are classified as available-for-sale financial assets. These are carried at fair value. Unrealised holding gains or losses on such investments are included, net of related taxes, within the revaluation reserve (except where there is evidence of permanent impairment, in which case losses would be recognised within the income statement).

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Notes to the Financial Information

(1) Basis of preparation

The financial information prepared in accordance with the Group's IFRS accounting policies comprises the consolidated balance sheets at 31 March 2016 and 31 December 2015, consolidated income statements, consolidated statements of comprehensive income and consolidated statements of changes in shareholders’ equity for the quarters ended 31 March 2016 and 2015, together with related notes. This financial information has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority. In preparing this financial information management has used the principal accounting policies as set out in the Group’s annual financial statements for the year ended 31 December 2015.

(2) Share-based payment costs and acquisition-related expenses

Included within the consolidated income statement for the quarter ended 31 March 2016 are total share-based payment costs (including related payroll taxes) of £20.3 million (2015: £19.3 million), allocated £0.6 million (2015: £0.6 million) in cost of revenues, £13.9 million (2015: £12.4 million) in research and development costs, £3.0 million (2015: £3.4 million) in sales and marketing costs and £2.8 million (2015: £2.9 million) in general and administrative costs.

(3) Accounts receivable and accrued and other liabilities

Included within accounts receivable at 31 March 2016 are £34.8 million (31 December 2015: £51.2 million) of amounts recoverable on contracts (AROC). This movement is a result of the maturity profile of ARM’s products, and invoicing milestones within contracts.

Included within accrued and other liabilities at 31 March 2016 are £7.8 million (31 December 2015: £11.4 million) relating to the provision for payroll taxes on share awards, £6.4 million (31 December 2015: £28.2 million) relating to employee bonus and sales commission provisions, and £24.6 million (31 December 2015: £20.9 million) relating to sabbatical and vacation accruals.

(4) Financial contingencies

It is common industry practice for licensors of technology to offer to indemnify their licensees for loss suffered by the licensee in the event that the technology licensed is held to infringe the intellectual property of a third party. Consistent with such practice, the Group typically provides such indemnification to its licensees. The obligation for the Group to indemnify its licensees is subject to certain provisos and is usually contingent upon a third party bringing an action against the licensee alleging that the technology licensed by the Group to the licensee infringes such third party’s intellectual property rights. The indemnification obligations typically survive any termination of the licence and will continue in perpetuity.

The Group does not provide for any such indemnities unless it has received notification from the other party that they are likely to invoke the indemnity. A provision is made if both of the following conditions are met: (i) information available prior to the issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements; and (ii) the amount of the liability can be reasonably estimated. Any such provision is based upon the directors’ estimate of the fair value of expected costs of any such claim.

At present, the Group is not a party in any legal proceedings in which the directors believe that it is probable that the resolution of such proceedings will result in a material liability for the Group.

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(5) Non-GAAP measures

The following non-GAAP measures, including reconciliations to the IFRS measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude intangible amortisation and acquisition-related charges, share-based payment costs, share of results of joint venture, profit on disposal of investments, and Linaro-related charges. Full reconciliations of Q1 2016 and Q1 2015 are shown in notes 5.7 and 5.8. All figures in £m unless otherwise stated.

Summary normalised figures	Q1 2016	Q1 2015	Q4 2015	FY 2015

Revenues	276.4	227.5	269.1	968.3
Revenues ($m)	398.0	348.2	407.9	1,488.6
ARM’s effective exchange rate ($/£)	1.44	1.53	1.52	1.54

Gross margin	96.7%	95.6%	96.5%	96.2%
Operating expenses	132.9	100.0	123.9	431.6
Profit from operations	134.4	117.5	135.8	499.7
Operating margin	48.6%	51.7%	50.5%	51.6%

Profit before tax	137.5	120.5	138.7	511.5
Earnings per share (diluted)	8.2p	7.1p	8.2p	30.2p

Cash	1,005.9	921.8	950.9	950.9
Normalised cash generation	80.6	68.5	112.2	360.7

	(5.1)	(5.2)
	31 March 2016	31 December 2015

Cash and cash equivalents	161.3	40.5
Short-term deposits and similar instruments	659.9	617.8
Long-term deposits and similar instruments	189.9	298.0
Less: Interest accrued	(5.2)	(5.4)
Total net cash	1,005.9	950.9

	(5.3)	(5.4)	(5.5)	(5.6)
	Q1 2016	Q1 2015	Q4 2015	FY 2015

Cash at end of period (as above)	1,005.9	921.8	950.9	950.9
Less: cash at beginning of period	(950.9)	(861.7)	(898.2)	(861.7)
Add back: Cash outflow/(inflow) from investments and acquisitions (net of cash acquired and advance for loans)	0.3	(1.2)	16.6	66.2
Less: cash inflow from proceeds on sale of investments	−	−	(1.2)	(6.4)
Add back: Cash outflow from investment in and loans to joint ventures	1.6	0.8	2.7	5.6
Add back: Cash outflow from acquisition-related charges	0.7	0.8	0.6	3.5
Add back: Cash outflow from payment of dividends	−	−	44.3	107.8
Add back: Cash outflow from purchase of own shares	18.3	−	−	92.2
Add back: Cash outflow from share-based payroll taxes	3.8	7.2	0.3	8.5
Add back: Cash outflow from payments related to Linaro	0.9	0.8	0.9	3.5
Less: Cash inflow from exercise of share options	−	−	(4.7)	(9.4)
Normalised net cash generation	80.6	68.5	112.2	360.7

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(5.7) Normalised income statement for Q1 2016

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisation and acquisition related charges	Share of results of joint venture	IFRS
	£m	£m	£m	£m	£m	£m

Revenues	276.4	−	276.4	−	−	276.4

Cost of revenues	(9.1)	(0.6)	(9.7)	−	−	(9.7)

Gross profit	267.3	(0.6)	266.7	−	−	266.7

Research and development	(68.1)	(13.9)	(82.0)	(4.3)	−	(86.3)
Sales and marketing	(24.9)	(3.0)	(27.9)	(0.1)	−	(28.0)
General and administrative	(39.9)	(2.8)	(42.7)	−	−	(42.7)
Total operating expenses	(132.9)	(19.7)	(152.6)	(4.4)	−	(157.0)

Profit from operations	134.4	(20.3)	114.1	(4.4)	−	109.7
Investment income	3.1	−	3.1	−	−	3.1
Share of results of joint venture	−	−	−	−	(0.8)	(0.8)

Profit before tax	137.5	(20.3)	117.2	(4.4)	(0.8)	112.0
Tax	(20.7)	(0.9)	(21.6)	1.1	−	(20.5)

Profit for the period	116.8	(21.2)	95.6	(3.3)	(0.8)	91.5

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,417.3		1,417.3			1,417.3
Earnings per share – pence	8.2		6.7			6.5

ADSs outstanding (millions)	472.4		472.4			472.4
Earnings per ADS – cents	35.5		29.1			27.8

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(5.8) Normalised income statement for Q1 2015

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisation and acquisition related charges	Profit on disposal of investments	Share of results of joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	227.5	−	227.5	−	−	−	227.5

Cost of revenues	(10.0)	(0.6)	(10.6)	−	−	−	(10.6)

Gross profit	217.5	(0.6)	216.9	−	−	−	216.9

Research and development	(47.8)	(12.4)	(60.2)	(2.2)	−	−	(62.4)
Sales and marketing	(21.6)	(3.4)	(25.0)	−	−	−	(25.0)
General and administrative	(30.6)	(2.9)	(33.5)	(0.2)	5.7	−	(28.0)
Total operating expenses	(100.0)	(18.7)	(118.7)	(2.4)	5.7	−	(115.4)

Profit from operations	117.5	(19.3)	98.2	(2.4)	5.7	−	101.5
Investment income	3.0	−	3.0	−	−	−	3.0
Share of results of joint venture	−	−	−	−	−	(1.1)	(1.1)

Profit before tax	120.5	(19.3)	101.2	(2.4)	5.7	(1.1)	103.4
Tax	(19.3)	1.6	(17.7)	0.5	(1.2)	−	(18.4)

Profit for the period	101.2	(17.7)	83.5	(1.9)	4.5	(1.1)	85.0

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,420.2		1,420.2				1,420.2
Earnings per share – pence	7.1		5.9				6.0

ADSs outstanding (millions)	473.4		473.4				473.4
Earnings per ADS – cents	31.7		26.2				26.7

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Notes

The results shown for Q1 2016, Q1 2015, and Q4 2015 are unaudited. The results shown for FY 2015 are audited. The condensed consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts of the Company in respect of the financial year ended 31 December 2015 were approved by the Board of directors on 17 February 2016. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 498 of the Companies Act 2006.

The results for ARM for Q1 2016 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2015 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2015.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market share and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2015 including (without limitation) under the captions, “Risk Factors” (on pages 4 to 11) which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the Company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited. Cortex is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; Sunrise Micro Devices, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Electronic Technology (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; ARM Sweden AB; ARM Finland Oy; Geomerics Ltd; ARM Ireland Ltd; ARM Hungary Kft; Offspark BV; and ARM Technologies Israel Ltd.

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